Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hampton Roads Bankshares, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-162584, 333-160337, 333-157029, and 333-84304) on Forms S-3 and (No. 333-64346, 333-134583, 333-139968, and 333-159104) on Forms S-8 of Hampton Roads Bankshares, Inc. and subsidiaries (the Company) of our report dated March 23, 2011, with respect to the consolidated balance sheets of the Company as of December 31, 2010, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Norfolk, Virginia

March 23, 2011